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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1



                              MEGADATA CORPORATION
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                                (Name of Issuer)


COMMON STOCK, PAR VALUE $.01 PER SHARE                              585145105
---------------------------------------                           --------------
   (Title of class of securities)                                 (CUSIP number)


      G.S. BECKWITH GILBERT                          DENNIS J. BLOCK, ESQ.
FIELD POINT CAPITAL MANAGEMENT COMPANY              WEIL, GOTSHAL & MANGES
      104 FIELD POINT ROAD                            767 FIFTH AVENUE
      GREENWICH, CT 06830                          NEW YORK, NEW YORK 10153
        (203) 629-8757                                  (212) 310-8000
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   (Name, address and telephone number of person authorized to receive notices and communications)


                                  JUNE 6, 1997
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Check the following box if a fee is being paid with the statement [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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CUSIP No. 585145105                                                13D-PAGE 2
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1   NAME OF REPORTING PERSON:                             G.S. Beckwith Gilbert


    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (A) [X]
                                                                        (B) [_]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS:*                 PF

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e):                                                  [_]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION:                        United States

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  NUMBER OF        7       SOLE VOTING POWER:                       876,000 **
   SHARES
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BENEFICIALLY       8       SHARED VOTING POWER:                      70,000 ***
  OWNED BY
              ------------------------------------------------------------------
    EACH           9       SOLE DISPOSITIVE POWER                   876,000 **
  REPORTING
              ------------------------------------------------------------------
 PERSON WITH       10      SHARED DISPOSITIVE POWER:                 70,000 ***

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   946,000

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* [_]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                37.7%

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14  TYPE OF REPORTING PERSON:*                             IN

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*        SEE INSTRUCTIONS BEFORE FILLING OUT!
** Of these shares, 156,000 shares are held in Mr. Gilbert's IRA account and 200,000 shares are subject to a warrant.
*** Mr. Gilbert disclaims beneficial ownership of these shares, which are held by the Gilbert Family Trust, of which he is a trustee.

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CUSIP No. 585145105                                               13D-PAGE 3
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1   NAME OF REPORTING PERSON:                     Gilbert Family Trust

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (A) [X]
                                                                       (B) [_]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS:*                 OO

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e):                                                    [_]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION:                 Connecticut

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  NUMBER OF       7       SOLE VOTING POWER:                           70,000
   SHARES
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BENEFICIALLY      8       SHARED VOTING POWER:                         - 0 -
  OWNED BY
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    EACH          9       SOLE DISPOSITIVE POWER                       70,000
  REPORTING
               -----------------------------------------------------------------
 PERSON WITH     10      SHARED DISPOSITIVE POWER:                     - 0 -

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         70,000

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:* [_]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):               2.8%

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14  TYPE OF REPORTING PERSON:                                          OO

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*        SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This is Amendment No. 1 to a statement on Schedule 13D (the "Original Schedule 13D") filed by G.S. Beckwith Gilbert relating to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Megadata Corporation, a New York corporation ("Megadata" or the "Company"), the principal executive offices of which are located at 35 Orville Drive, Bohemia, New York 11716. Capitalized terms used herein have the meaning ascribed to them in the Original Schedule 13D.

Item 2.           Identity and Background
                  -----------------------

                  This statement is being filed by Mr. Gilbert and the Gilbert Family Trust (the "Trust") (Mr. Gilbert and the Trust will be hereinafter sometimes referred to individually as a "Reporting Person" and collectively as the "Reporting Persons"). Mr. Gilbert is a trustee of the Trust and, accordingly, Mr. Gilbert and the Trust may be deemed to be a "group" solely for purposes of Rule 13d-5(b).

                  The Trust is an irrevocable generation skipping trust established under the laws of the State of Connecticut. The Trust's principal business address is 35 Vista Drive, Greenwich, Connecticut 06830. The trustees of the Trust are Mr. Gilbert, Katharine S. Gilbert and Michael P. Schumaecker (each, individually, a "Trustee" and collectively, the "Trustees"). The principal occupation and address of Mr. Gilbert is set forth in the Original
Schedule 13D. Mrs. Gilbert is a homemaker and her



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address is 35 Vista Drive, Greenwich, Connecticut 06830.  Mr. Schumaecker is an
attorney and his principal business address is One Battery Park Plaza, New York, New York 10004. Each of the Trustees is a citizen of the United States.

                  During the last five years, neither the Trust nor the Trustees have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration
                  --------------------------------------------------

                  On June 6, 1997, Mr. Gilbert purchased 630,000 shares of Common Stock from the Company for a total consideration of $450,000 (of which 140,000 shares of Common Stock were purchased by Mr. Gilbert's IRA account for total consideration of $100,000). Of the total consideration paid by Mr. Gilbert (including Mr. Gilbert's IRA account), $350,000 was paid in cash and the balance by the surrender of a note in the principal amount of $100,000 evidencing a loan previously made by Gilbert to the Company.



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                  On June 6, 1997, the Trust purchased 70,000 shares of Common
Stock from the Company for cash consideration of $50,000. The Trust paid for these shares of Common Stock with its own funds.

Item 4.           Purpose of Transaction
                  ----------------------

                  On June 6, 1997, the Reporting Persons purchased an aggregate of 700,000 shares of Common Stock pursuant to the terms of a letter agreement between Mr. Gilbert and Megadata (the "Letter Agreement"). The Letter Agreement provided that:
                  1. The 700,000 Share Warrant previously issued to Mr.
Gilbert and reported in the Original Schedule 13D has expired without exercise.

                  2. The financing arrangement evidenced by the 200,000 Share Warrant has been cancelled and, accordingly, the 200,000 Share Warrant previously issued to Mr. Gilbert and reported in the Original Schedule 13D has expired without exercise.

                  3. In consideration of Mr. Gilbert having made a third $100,000 loan to Megadata, Megadata has agreed to issue to Mr. Gilbert a new warrant for a term expiring on October 31, 1997 to purchase 200,000 shares of Common Stock at a per share price of $0.75 and a new warrant to purchase 500,000 shares of Common Stock at a per share price equal to $1.25. The warrant to purchase 500,000 shares will be exercisable only following the exercise in full of the 200,000 Share Warrant referred to in the



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preceding sentence for a period commencing on November 1, 2000 and ending on
October 31, 2001. The warrant to purchase 500,000 shares also will contain customary anti-dilution provisions and the exercisability of the warrant will be accelerated upon the occurrence of certain events, including if any third party makes a written proposal to merge with or acquire a material amount of the stock or assets of Megadata, or if Megadata is in default of its obligations under any of its loan agreements.

                  4. Mr. Gilbert has been elected as a director of Megadata and from and after the date of the Letter Agreement has the right to designate two additional persons to serve as directors of Megadata such that, following the designation by Gilbert of such two additional persons as directors, the Megadata Board of Directors will be comprised of six persons.

                  5. Mr. Gilbert has been elected Chairman of the Board with Megadata's current President and CEO remaining in such positions.
                  6. The borrowings due and owing to Mr. Gilbert under the second demand note executed by the Company in favor of Mr. Gilbert will be restructured to have, and the third $100,000 loan from Gilbert to Megadata will have, a maturity of 2 years, an annual interest rate of 9%, collateral comprising of all of the assets of Megadata, except the real estate of Megadata and equipment in which John Keller has been granted and maintains a



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first lien. All accrued interest on the outstanding principal balance of the loans from Mr. Gilbert to Megadata will be paid on a quarterly basis and the principal balance of such loans will be repaid at the rate of $25,000 per quarter.

                  The foregoing is subject in its entirety to the provisions of the Letter Agreement, a copy of which is attached hereto and incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  As of June 9, 1997:

                  (a) (i) Mr. Gilbert beneficially owns 946,000 shares of Common Stock (including 156,000 shares held in Mr. Gilbert's IRA account, 200,000 shares which may be acquired upon the exercise of one of the warrants described in Item 4 above and 70,000 shares held by the Trust), representing approximately 37.7% of the Company's outstanding shares of Common Stock (based upon 1,611,600 shares of Megadata Common Stock outstanding as reported in Megadata's Quarterly Report on Form 10-Q for the quarter ended January 31, 1997, adjusted for the issuance of 700,000 shares on June 6, 1997 by the Company to the Reporting Persons and assuming the exercise of the warrant for 200,000 shares described above in Item 4). Mr. Gilbert disclaims beneficial ownership of the shares held by the Trust.



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

                           (ii) The Trust beneficially owns 70,000 shares of
Common Stock, representing approximately 2.8% of the Company's outstanding shares of Common Stock.

                  (b) Subject to the provisions of the Purchase Agreement described in Item 4 of the Original Schedule 13D, Mr. Gilbert has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 876,000 shares of Common Stock beneficially owned by him and shares with the other Trustees power to vote or to direct the vote and power to dispose or to direct the disposition of the 70,000 shares beneficially owned by the Trust.
                  (c) Except as set forth in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock since the filing of the Original Schedule 13D.

                  (d)-(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
                  -------------------------------------------------------------

                  Except as noted in Item 4 above and in the Original Schedule 13D, Mr. Gilbert does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Company.


Item 7.           Material to be Filed as Exhibits
                  --------------------------------

                  (1) Letter Agreement, dated June 6, 1997, between G.S. Beckwith Gilbert and Megadata Corporation.



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                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 10, 1997                  /s/ G.S Beckwith Gilbert
                                      ----------------------------
                                      G.S. Beckwith Gilbert








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                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                              The Gilbert Family Trust

Dated: June 10, 1997                          By: /s/ G.S. Beckwith Gilbert
                                                  ----------------------------
                                                  G.S. Beckwith Gilbert








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